Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Place of Incorporation
Overland Storage (Europe) Ltd.	United Kingdom
Overland Storage SARL	France
Overland Storage GmbH	Germany